March 10, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561
Attn: Timothy S. Levenberg

Re:	Cool Company Ltd. Registration Statement on Form 20-F (File No. 001-41625)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on Form 20-F on March 7, 2023, be accelerated so that it will be effective at 04:00 PM Eastern Standard Time on March 14, 2023, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-2 of the Securities Exchange Act of 1934 (the “Exchange Act”).

The Company requests accelerated effectiveness of the Registration Statement in connection with the registration of the Company’s common shares, par value of $1.00 per share under Section 12(b) of the Exchange Act, and the planned listing of the Company’s common shares on the New York Stock Exchange, and the admission of the Company’s common shares to trading thereon.

The undersigned registrant hereby acknowledges that (i) the undersigned registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the undersigned registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Cool Company Ltd.
Request for Acceleration of Effectiveness
March 10, 2023

If you have any questions regarding this request, please contact the undersigned at +1 441 295 4705 or our U.S. legal counsel, James A. McDonald of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at +44 20 7519 7000.

Sincerely,

Cool Company Ltd.

By:	/s/ Richard Tyrrell
Name:	Richard Tyrrell
Title:	Chief Executive Officer

cc.          Securities and Exchange Commission, Division of Corporation Finance

Lily Dang
Karl Hiller
Karina Dorin

Skadden, Arps, Slate, Meagher and Flom (UK) LLP

James A. McDonald

Skadden, Arps, Slate, Meagher and Flom LLP

Raquel Fox

Cool Company Ltd.

Johannes P. Boots
Sarah Choudhry